EXHIBIT 99.1

HEXO Corp. Announces US$140 Million Public Offering

OTTAWA, Aug. 20, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE: HEXO) today announced the pricing of its previously announced overnight marketed public offering (the "Offering") of units of the Company (the "Units"). The underwriters for the Offering have agreed to purchase 47,457,628 Units at a price of US$2.95 per Unit for total gross proceeds to the Company of approximately US$140 million, before deducting underwriting commissions and Offering expenses.

Each Unit will be comprised of one common share of the Company (a "Common Share") and one half of one common share purchase warrant of the Company (each full common share purchase warrant, a "Warrant"). Each Warrant will be exercisable to acquire one common share of the Company (a "Warrant Share") for a period of five years following the closing date of the Offering at an exercise price of US$3.45 per Warrant Share, subject to adjustment in certain events.

A.G.P./Alliance Global Partners and Cantor Fitzgerald Canada Corporation are acting as lead underwriters and joint bookrunners for the Offering, together with ATB Capital Markets Inc. which is acting as co-manager for the Offering.

In addition, the Company has granted to the underwriters a 30-day option to purchase up to an additional 7,118,644 Units offered in the Offering on the same terms and conditions.

The Company expects to use the net proceeds from the Offering to satisfy a portion of the cash component of the purchase price payable to the Redecan shareholders on closing of the Redecan acquisition and for expenditures in relation to the Company’s U.S. expansion plans. The Offering is expected to close on or about August 24, 2021 and will be subject to market and other customary conditions, including approval of the Toronto Stock Exchange.

The Offering is being made pursuant to a prospectus supplement (the "Prospectus Supplement") to the Company's amended and restated short form base shelf prospectus dated May 25, 2021 (the "Base Shelf Prospectus") to be filed with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada, and with the U.S. Securities and Exchange Commission (the "SEC") as part of the Company's registration statement on Form F-10 (the "Registration Statement") under the U.S./Canada Multijurisdictional Disclosure System.

Copies of the Prospectus Supplement, following filing thereof, and the Base Shelf Prospectus will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of the Prospectus Supplement, following filing thereof, and the Base Shelf Prospectus may also be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com. Copies may also be obtained, when available, from Cantor Fitzgerald Canada Corporation in Canada, by emailing ecmcanada@cantor.com, or Cantor Fitzgerald & Co. in the U.S., by emailing prospectus@cantor.com.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About HEXO Corp (TSX: HEXO; NYSE: HEXO)

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, UP Cannabis, Original Stash, Bake Sale, Namaste, and REUP brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson Coors. In the event that the previously announced transactions to acquire 48North and Redecan close, HEXO expects to be the number one cannabis products company in Canada by recreational market share.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including statements regarding the timing and potential completion of, and use of proceeds from, the Offering. Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements, including that the Offering may not be completed on the terms indicated or at all, the Company may be unsuccessful in satisfying the conditions to closing of the Offering and the Company's use of proceeds of the Offering may differ from those indicated. Forward-looking statements should not be read as guarantees of future performance or results.

A more complete discussion of the risks and uncertainties facing the Company appears in the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement and in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:

invest@HEXO.com

www.hexocorp.com

Media Relations:

(819) 317-0526

media@hexo.com